UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-10706

COMERICA INCORPORATED

(Exact name of registrant as specified in its charter)

c/o Fifth Third Center

38 Fountain Square Plaza

Cincinnati, Ohio

(800) 972-3030

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $5.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $5.00 per share: Zero.

EXPLANATORY NOTE

On October 5, 2025, Comerica Incorporated (“Comerica”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fifth Third Bancorp (“Fifth Third”), Fifth Third Financial Corporation, a wholly owned subsidiary of Fifth Third (“Fifth Third Intermediary”) and Comerica Holdings Incorporated, a wholly owned subsidiary of Comerica (“Comerica Holdings”). On February 1, 2026, pursuant to the terms of the Merger Agreement, Comerica merged with and into Fifth Third Intermediary, with Fifth Third Intermediary continuing as the surviving corporation (the “First Step Merger”). At the effective time of the First Step Merger (“Effective Time”), each share of the common stock, par value $5.00 per share, of Comerica issued and outstanding immediately prior to the Effective Time, other than certain shares held by Comerica or Fifth Third, was converted into the right to receive 1.8663 shares of common stock, without par value, of Fifth Third. Immediately following the First Step Merger, Comerica Holdings merged with and into Fifth Third Intermediary, with Fifth Third Intermediary continuing as the surviving corporation. Accordingly, there are no holders of record of the securities covered by this Form 15.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Fifth Third Bancorp, as sole shareholder of Fifth Third Financial Corporation, successor by merger to Comerica Incorporated, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Fifth Third Bancorp (as sole shareholder of Fifth Third Financial Corporation, successor by merger to Comerica Incorporated)

Date: February 12, 2026	By:	/s/ Christian Gonzalez
Christian Gonzalez
Executive Vice President and Chief Legal Officer